Exhibit 99.1

NEWS RELEASE	OTCBB: GGXCF TSX.V: GGX

MARVIN JONES, FORMER PRESIDENT OF TRINIDAD DRILLING LTD.
JOINS BOARD OF DIRECTORS OF GLOBAL GREEN MATRIX CORP.

MARCH 28, 2013 - VANCOUVER, BRITISH COLUMBIA--- Global Green Matrix Corporation ("Global Green" or the "Company") - TSX Venture: GGX -is pleased to announce the appointment of Mr. Marvin Jones to the Board of Directors effective immediately.

Mr. Jones is an established oil & gas executive with over 50 years of industry experience, notably 30 years of management in the drilling contracting industry.

Mr. Jones has been a successful consultant to the oil & gas industry since 2002, having worked on major national and international projects with companies such as Griffiths Energy Ltd. Kodiak Energy Inc., Thomson Industries, Challenger Drilling, and Trinidad Drilling Ltd.

Through 1997 to 2002; Mr. Jones served on the board of Trinidad Drilling Ltd. and acted as the President for three years.  From 2005 to 2008 he also served as a Director of Kodiak Energy Inc.

His  appointment adds considerable strength to company’s  operational and management teams with his contributing expertise and skills in the areas of project bidding, contract negotiations, budgeting, planning, logistics, policy setting, supervision and overall management.

Randy Hayward CEO says “I would like to welcome Marvin to the Board of Directors and I look forward to working with him. Marvin’s contributions will be invaluable to the company at this stage of our growth. His industry contacts, expertise and depth of knowledge will enable us to achieve the targeted growth we envision for 2013”

The company also wishes to announce that it has granted 200,000 options at a price of 0.10 per share to a consultant of the company. The option grant will vest quarterly.  As per the Company's Stock Option Plan, the options granted are exercisable until March 5, 2017.  Grant of the options is subject to the approval of the TSX Venture Exchange.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About Global Green Matrix Corp.

(www.globalgreenmatrix.com)Global Green Matrix Corp is an Oilfield Services Firm primarily focused on servicing oil and gas companies and their fracking operations. Through its wholly owned subsidiary, Intercept Rentals, the Company currently owns and operates two truck and one trailer mounted water heating units, called "Big Heat." Global Green rents these units to various oil and gas companies that require heated water for their fracking operations. . The Companies heating units have the ability to heat water on a continuous flow basis.

ABOUT INTERCEPT RENTALS:

(www.interceptrentals.com)Intercept Rentals is a registered trade name of 1503866 Alberta Ltd., a wholly owned subsidiary of Global Green Matrix Corp.  The subsidiary company has obtained the exclusive right to own and operate a new patent pending technology that provides a highly efficient and safe method of heating water used by oil companies in their fraccing operations known as the “Big Heat”..

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001